Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2016

CALGARY, Oct. 31, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and unaudited financial results for the three and nine months ended September 30, 2016.

The unaudited financial statements and management discussion and analysis for the three and nine months ended September 30, 2016, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Average production of 63,596 boe/d during Q3 2016 decreased by 1% compared to 64,285 boe/d in the prior quarter as lower production in Canada, France and the Netherlands was largely offset by higher production volumes in Ireland and Australia. During the third quarter, we restricted gas-weighted production in Canada and oil production in Australia in an effort to optimize pricing and manage to overall corporate production targets. Vermilion expects to achieve full year production at approximately the top-end of its 2016 guidance range of 62,500 to 63,500 boe/d, representing year-over-year production growth of approximately 16% (10% on a per share basis). Q3 2016 production increased 13% from 56,280 boe/d in Q3 2015, primarily due to production from Ireland, which was not on line in the year-earlier period.
•	Fund flows from operations ("FFO") for Q3 2016 was $141.0 million ($1.21/basic share(1)), an increase of 11% quarter-over-quarter. This increase in FFO was primarily attributable to higher sales volumes in Australia, France and Ireland, and stronger AECO natural gas prices in Canada. Year-over-year, FFO increased by 9% compared to Q3 2015 as revenue from Ireland, coupled with lower operating expenses, taxes and royalties, more than offset lower commodity prices.
•	Irish production averaged 59 mmcf/d (9,879 boe/d) net to Vermilion during Q3 2016, representing an increase of 25% versus the prior quarter. Production results continued to benefit from better-than-expected well deliverability and minimal downtime. Following the conclusion of a successful offshore work campaign that included laying a flowline to the P2 well, all six wells are now available for production.
•	The two sidetrack wells drilled in Australia during Q2 2016 continued to demonstrate strong productive capability with combined production rates exceeding 4,500 bbls/d when utilized. Vermilion intends to produce these wells intermittently to meet corporate production targets while seeking to optimize ultimate recoveries and oil pricing. Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.
•	We completed our two-well drilling campaign in the Netherlands during the quarter. Langezwaag-3 encountered 17 meters of net pay in the Zechstein-2 carbonate formation. This well is being completed and is expected to be placed on production in November, at which time an in-line production test will be conducted. Andel-6ST encountered a large gas column of inadequate reservoir quality to justify completion. Potential remains to sidetrack this well to an updip location where higher quality gas zones may be encountered. The well has been suspended to allow us to reprocess seismic data to determine the viability of the potential updip target.
•	Profitability Enhancement Plan ("PEP") initiatives continue to deliver cost savings across our business units. We estimate that full-year PEP savings related to capital, operating and administrative expenditures will exceed $60 million in 2016. Per-unit operating and G&A expenses are forecasted to decrease by 15% and 13% respectively year-over-year. As announced with our Q2 2016 results, identified cost savings allowed us to expand our 2016 capital program with only a modest change in our capital budget.
•	We began proration of the Premium DividendTM component of our Dividend Reinvestment Plan by 25% beginning with our October dividend payment. Eligible shareholders who have elected to participate in the Premium DividendTM component are now receiving the 1.5% premium on 75% of their participating shares and the regular cash dividend on the remaining 25% of their shares. We expect to increase the proration factor by a further 25% beginning with the January 2017 dividend payment. Subject to unexpected changes in the commodity price outlook, we will continue to increase the proration during 2017, by the end of which there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.
•	We also intend to reduce the discount associated with our traditional Dividend Reinvestment Plan from 3% to 2%, beginning with the January 2017 dividend payment.
•	Following the preliminary 2017/2018 exploration and development ("E&D") capital investment and production targets we disclosed in the prior quarter, our Board of Directors has formally approved an E&D capital budget of $295 million for 2017. We continue to target production of between 69,000 to 70,000 boe/d in 2017. The preliminary 2018 targets we announced last quarter remain unchanged at $335 million in E&D capital with corresponding production of 75,000 to 76,000 boe/d. Production at the top end of these ranges for 2017 and 2018 would deliver per share growth of approximately 6% for each year.
•	We recently announced that Vermilion was one of only five oil and gas companies in the world, and the only oil and gas company in North America, to be awarded a position on CDP's Climate "A" List. CDP (formerly Carbon Disclosure Project) is a London-based not-for-profit organization that administers a global environmental disclosure system that assists in the measurement and management of corporate environmental impacts. To achieve Climate "A" List recognition, a company must receive consistently high scores across all of CDP's scoring dimensions. Only 193 companies globally achieved Climate "A" List recognition in 2016 and only three Canadian companies were awarded a position on this year's list.

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
TM denotes trademark of Canaccord Genuity Capital Corporation.

HIGHLIGHTS

	Three Months Ended			Nine Months Ended
($M except as indicated)	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
Financial	2016	2016	2015	2016	2015
Petroleum and natural gas sales	232,660	212,855	245,051	622,900	705,267
Fund flows from operations	140,974	126,568	129,435	361,209	379,726
Fund flows from operations ($/basic share) (1)	1.21	1.10	1.17	3.14	3.48
Fund flows from operations ($/diluted share) (1)	1.19	1.09	1.16	3.11	3.44
Net loss	(14,475)	(55,696)	(83,310)	(156,019)	(75,222)
Net loss ($/basic share)	(0.12)	(0.48)	(0.76)	(1.36)	(0.69)
Capital expenditures	41,039	71,714	93,381	175,526	357,865
Acquisitions	10,391	8,550	22,155	19,811	22,670
Asset retirement obligations settled	2,066	2,200	2,123	6,290	6,448
Cash dividends ($/share)	0.645	0.645	0.645	1.935	1.935
Dividends declared	75,465	74,662	71,244	222,974	211,610
% of fund flows from operations	54%	59%	55%	62%	56%
Net dividends (1)	24,553	24,146	26,654	73,556	103,341
% of fund flows from operations	17%	19%	21%	20%	27%
Payout (1)	67,658	98,060	122,158	255,372	467,654
% of fund flows from operations	48%	78%	94%	71%	123%
Net debt	1,343,923	1,398,950	1,363,043	1,343,923	1,363,043
Ratio of net debt to annualized fund flows from operations	2.4	2.8	2.6	2.8	2.7
Operational
Production
Crude oil and condensate (bbls/d)	27,842	28,416	30,108	28,483	30,106
NGLs (bbls/d)	2,478	2,713	2,678	2,621	2,163
Natural gas (mmcf/d)	199.66	198.93	140.97	199.90	123.51
Total (boe/d)	63,596	64,285	56,280	64,421	52,854
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	53.24	53.90	56.57	48.95	61.48
Natural gas ($/mcf)	3.98	3.53	5.36	3.76	5.18
Production mix (% of production)
% priced with reference to WTI	19%	20%	24%	20%	26%
% priced with reference to AECO	20%	22%	22%	22%	21%
% priced with reference to TTF and NBP	32%	29%	20%	29%	18%
% priced with reference to Dated Brent	29%	29%	34%	29%	35%
Netbacks ($/boe)
Operating netback	27.88	27.66	32.25	25.75	33.55
Fund flows from operations netback	23.25	21.90	24.58	20.46	26.64
Operating expenses	9.05	9.02	10.99	9.21	11.25
Average reference prices
WTI (US $/bbl)	44.94	45.59	46.43	41.33	51.00
Edmonton Sweet index (US $/bbl)	42.06	42.51	43.01	38.11	46.64
Dated Brent (US $/bbl)	45.85	45.57	50.26	41.77	55.39
AECO ($/mmbtu)	2.32	1.40	2.90	1.85	2.77
NBP ($/mmbtu)	5.29	5.78	8.40	5.69	8.62
TTF ($/mmbtu)	5.43	5.61	8.48	5.58	8.52
Average foreign currency exchange rates
CDN $/US $	1.31	1.29	1.31	1.32	1.26
CDN $/Euro	1.46	1.46	1.46	1.48	1.40
Share information ('000s)
Shares outstanding - basic	117,386	116,173	110,818	117,386	110,818
Shares outstanding - diluted (1)	120,183	118,948	113,643	120,183	113,643
Weighted average shares outstanding - basic	116,814	115,366	110,293	114,975	109,052
Weighted average shares outstanding - diluted (1)	118,177	116,587	111,193	116,221	110,433
(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

Oil prices have increased from the lows experienced during Q1 2016, but remain less than half of what they were in mid-2014 before the downturn started.  While future prices are very difficult to accurately predict, it is possible that oversupply will persist and suppress prices for a considerable period.  We intend to continue managing our company based on the current commodity strip, maintaining a low level of financial leverage, and keeping cash uses for dividends and exploration and development ("E&D") capital investment below our internal cash generation. At the same time, we are targeting continued growth in production per share.

Whether commodity prices are high or low, we follow a consistent strategy.  This strategy is outlined in the current edition of our Corporate Presentation found on our website.  We would like to review this strategy with you in the next few paragraphs.

Our capital markets model aims to deliver consistent growth-and-income to our shareholders.  We are proud of our thirteen-year record of continuous monthly dividends.  We have increased our dividend three times during this period and have never decreased it.  Our goal is to also increase our production base on a per-share basis at organic growth rates that are appropriate to our asset base, and over the past five years this growth has accelerated.  We intend to provide both the organic growth and income components of this model within our internally-generated cash flow.

Our operating, geographic and organizational models are integral to successfully delivering this ambitious growth-and-income capital markets model.  We believe that the four model components represent an internally consistent strategy that differentiates Vermilion from our competitors.

Our operating model provides a framework to ensure that our asset composition supports our capital markets model.  Vermilion's largely conventional and semi-conventional asset base delivers the high margins, low base decline rates and strong capital efficiencies which are required to deliver a self-funded growth-and-income model.  These characteristics are paramount as we continue to develop the deep and diversified project inventory that supports our targeted organic growth rates for the long-term.  We expect to further augment this organic inventory and growth through opportunistic and accretive acquisitions.  Prospective acquisitions are subject to disciplined tests to ensure consistency with our operating and capital markets models.  With a deep organic inventory already established, we are determined that any acquisitions will be accretive to the "organic part" of our company, and not dilutive of it.

Vermilion's geographic model is a significant differentiator for the Company.  Since our first international acquisition in 1997, we have demonstrated our ability to successfully enter new jurisdictions and add assets to our portfolio that are aligned with our operating model.  In addition, our geographic diversification provides flexibility to allocate capital to the highest return products and projects for a given economic environment, and creates the opportunity for outsized acquisition returns in certain jurisdictions.  Our three regions (Europe, North America and Australia) all feature stable political, fiscal and regulatory regimes.

Our organizational model features a relatively-decentralized business unit structure to effectively manage our geographic diversity.  Nonetheless, throughout our company, we maintain a consistent technical focus and emphasize the importance of our shared culture.  While capital investment selection is managed as a portfolio at the corporate level, each of our business units (with their integrated engineering, geoscience, production operations and regulatory functions) is responsible for proposing a robust set of capital projects.  Once a capital project slate has been selected at the corporate level, our business units are responsible for delivering their production, capital and operating expense targets.

Our self-funded growth-and-income model is fully aligned with the three priorities we have previously communicated to our shareholders.  First, we intend to maintain a strong balance sheet.  Second, we endeavor to protect our dividend.  Third, we seek to deliver continued production growth on a per share basis.  We believe that through disciplined execution of our strategy and adherence to these priorities, Vermilion can remain a core investment holding for our shareholders throughout the commodity price cycle.

Q3 2016 REVIEW

The third quarter was a strong one from both operational and financial perspectives.  Production was relatively flat from the previous quarter despite a 43% reduction in E&D capital expenditures.  Our cash uses for net dividends, E&D capital investment and abandonment expenditures represented 48% of fund flows.  This resulted in over $70 million of excess cash generation after payout, which we used to fund minor bolt-on acquisitions in Canada and to reduce net debt by $55 million during the quarter.

Profitability Enhancement Plan ("PEP") initiatives continue to deliver cost savings across our business. As an expansion of our PEP program, all of Vermilion's employees were requested to submit an additional five cost-reducing ideas earlier this year.  As a result of this widespread employee engagement, additional cost reductions have been achieved.  We estimate that full-year PEP savings related to capital, operating and administrative expenditures will exceed $60 million in 2016.  Per-unit operating and G&A expenses are forecasted to decrease by 15% and 13%, respectively, year-over-year.  As announced with our Q2 2016 results, identified cost savings allowed us to expand our 2016 capital program with only a modest change in our capital budget.

We began proration of the Premium DividendTM component of our Dividend Reinvestment Plan by 25% beginning with our October dividend payment.  Eligible shareholders who have elected to participate in the Premium DividendTM component are now receiving the 1.5% premium on 75% of their participating shares and the regular cash dividend on the remaining 25% of their shares.  We expect to increase the proration factor by a further 25% beginning with the January 2017 dividend payment.  Subject to unexpected changes in the commodity price outlook, we will continue to increase the proration during 2017, by the end of which there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.  We also intend to reduce the discount associated with our traditional Dividend Reinvestment Plan from 3% to 2%, beginning with the January 2017 dividend payment, subject to TSX approval.

Europe

Subsequent to the third quarter, we commenced our four (4.0 net) well Champotran drilling program in France.  These wells will be completed and placed on production in early 2017.  This program follows three consecutive years of highly successful Champotran drilling campaigns, during which we have drilled 14 wells with a 100% success rate.  The wells drilled during the 2015 campaign continue to deliver strong production results with cumulative production to date approximately 17% greater than we had originally budgeted.  Activity during the third quarter in France focused on well optimizations in the Neocomian fields.  Our ongoing activities in the Neocomian have resulted in steady production growth since we acquired this asset in 2012.  In Q3 2016, oil production levels in these fields reached the highest rate since June 1995, despite not having drilled any wells since the acquisition.  We expect to drill our first wells in the Neocomian in 2017.

We completed our two-well drilling campaign in the Netherlands during the quarter.  Langezwaag-3 encountered 17 meters of net pay in the Zechstein-2 carbonate formation.  This well is being completed and is expected to be placed on production in November, at which time an in-line production test will be conducted.  Andel-6ST encountered a large gas column of inadequate reservoir quality to justify completion.  Potential remains to sidetrack this well to an updip location where higher quality gas zones may be encountered.  The well has been suspended to allow us to reprocess seismic data to determine the viability of the potential updip target.  As expected, production from our Diever-02 and Slootdorp-06/07 wells remained curtailed at the end of Q3 2016 pending final approval of our applications to increase production rates at the conclusion of the extended well test periods.  We expect the extended well tests to be completed, and the related approvals to be received, during the first half of 2017.

In Germany, we commenced integration activities associated with the acquisition of assets from Engie E&P Deutschland GmbH that we announced in the prior quarter.   As noted, this acquisition will provide Vermilion with our first operated position in the country and is expected to close by the end of the year.  Germany remains a key area of interest for Vermilion as we advance our objective of developing a material business unit in the country.

Irish production averaged 59 mmcf/d (9,879 boe/d) net to Vermilion during Q3 2016, representing an increase of 25% versus the prior quarter.  Production results continued to benefit from better than expected well deliverability and minimal downtime.  Following the conclusion of a successful offshore work campaign that included laying a flowline to the P2 well, all six wells are now available for production.

North America

With our 2016 capital plan for North America predominately focused on preserving value through the drilling of operated land expiries and non-operated wells proposed by partners, third quarter capital activities in Canada were limited.  We participated in four (1.2 net) condensate-rich Mannville wells drilled by partners but did not conduct any operated drilling.  During the quarter, approximately 1,900 boe/d of natural gas weighted production remained voluntarily curtailed in response to low AECO prices.  Although the majority of the curtailed volumes would have been economic at Q3 2016 AECO prices, the production is not required to meet our corporate targets, and we believe higher anticipated winter prices will deliver more cash flow from these wells.  The majority of this curtailed production will be brought back online in Q1 2017.

During Q4 2016 we intend to drill or participate in seven (5.6 net) Mannville wells.  With the exception of one (0.6 net) well, these wells are scheduled to be brought on production in early 2017.  As announced in Q2, this activity is being largely funded by savings identified through PEP initiatives.

Australia

The two sidetrack wells drilled in Australia during Q2 2016 continued to demonstrate strong productive capability with combined production rates exceeding 4,500 bbls/d when utilized.  Vermilion intends to produce these wells intermittently to meet corporate production targets while seeking to optimize ultimate recoveries and oil pricing.  Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.  Late in the quarter, we commenced a planned 10-day maintenance shutdown.  The scope of activities was completed as scheduled and production resumed on October 3, 2016.  We also continued to advance our Wandoo Platforms Life Extension project during the quarter.

Sustainability

We recently announced that Vermilion was one of only five oil and gas companies in the world, and the only oil and gas company in North America, to be awarded a position on CDP's Climate "A" List.  CDP (formerly Carbon Disclosure Project) is a London-based not-for-profit organization that administers a global environmental disclosure system that assists in the measurement and management of corporate environmental impacts.  To achieve Climate "A" List recognition, a company must receive consistently high scores across all of CDP's scoring dimensions.  Only 193 companies globally achieved Climate "A" List recognition in 2016, and only three Canadian companies were awarded a position on this year's list.

Vermilion has voluntarily reported emissions data to CDP for each year since 2012.  We firmly believe in the importance of measuring and understanding our current environmental impact.  This assists our effort to identify and realize opportunities to operate in an even more environmentally and socially sustainable manner in the future.

We also recently released our third annual Sustainability Report which details our efforts to generate environmental, social, and economic benefits for all stakeholders.  The report describes our approach to sustainability in our operations, and details our progress and challenges in this regard.  We are committed to providing increasingly complete information and objective assessment of our performance in this area on an annual basis.  Furthermore, we believe the integration of sustainability principles into our business strategy increases shareholder returns and reduces long-term risks to our business model.  Our 2016 Sustainability Report is available on our corporate website at www.vermilionenergy.com/sustainability.

2017 BUDGET

Following the preliminary 2017/2018 E&D capital investment and production targets we disclosed in the prior quarter, our Board of Directors has formally approved an E&D capital budget of $295 million for 2017.  We continue to target production of between 69,000 to 70,000 boe/d in 2017.  This budget funds development of high-return projects including our condensate-rich Mannville projects in Canada, continued drilling in France, favorably-priced European natural gas projects in the Netherlands, and our emerging Turner Sands play in the United States.  The preliminary targets we announced last quarter for 2018 are unchanged with E&D capital investment of $335 million and corresponding production of 75,000 to 76,000 boe/d.  Production at the top end of these ranges would represent per share growth of approximately 6% for both years, within our targeted range of 5-7% annual per share production growth.

Our 2017 E&D budget represents the third year of significantly lower capital expenditures since the current commodity price downturn started in 2014.  Despite this reduced spending level, we expect to continue delivering strong per share production growth.  Our geographic and commodity diversification allow for a high return capital program even in depressed commodity markets, and provides the flexibility to respond to changes in individual commodity markets as prices recover.

At current strip prices, Vermilion expects to fully fund 2017 E&D expenditures and cash dividends from fund flows from operations, with surplus cash generation primarily directed to debt reduction.  We maintain the operational flexibility to reduce our 2017 E&D program if commodity prices unexpectedly weaken.  Should capital availability increase during the year as a result of a meaningful and sustainable improvement in commodity prices, we do have the capability to increase E&D investment levels.  However, we would expect any potential increase to be modest and fully funded by internal cash generation under the prevailing commodity strip.

Europe

Our 2017 E&D budget for the Netherlands of $46 million represents an increase of 92% from our forecasted 2016 investment of $24 million.  We anticipate drilling three (1.5 net) exploration wells and one (0.5 net) development well, as compared to our 2016 activity of two (0.9 net) exploration wells.  Included in our budget for the Netherlands is a $10 million seismic program in our Akkrum and Zuid Friesland concessions and a major turnaround at our Garijp Treatment Centre.

In France, we have set a 2017 E&D budget of $69 million, representing a 5% increase from our 2016 forecast of $66 million.  We intend to complete and tie-in the four (4.0 net) Champotran wells being drilled in Q4 2016 in early 2017 and continue our ongoing program of workovers and optimizations.  We also expect to drill our first four (4.0 net) wells in the Neocomian fields in the Paris Basin.  The Neocomian fields were acquired by Vermilion in 2012 and since then, we have increased production by approximately 50% through workovers and artificial lift optimizations.

Our 2017 German capital program of $18 million represents a significant increase from the $4 million forecast for 2016.  Vermilion will assume operatorship for the drilling phase of the Burgmoor Z5 development well (0.25 net) in the Dümmersee-Uchte area, where we are a member of a four-partner consortium.  Completion, tie-in and associated production from this well is expected in mid-2018.  We also expect to invest in optimizations and other well work on the acquired Engie assets.  Lastly, we will continue to advance our permitting, studies and other activities associated with the farm-in agreement we signed in mid-2015.

Following the achievement of first gas at Corrib on December 30, 2015, and the tie-in of the P2 well during Q3 2016, a low level of capital investment is expected in 2017.

North America

We expect to invest approximately $108 million in E&D activities in Canada in 2017, representing an increase of 83% from the $59 million forecasted for 2016.  Our Canadian assets provide significant flexibility to ramp activity levels up or down in response to the prevailing commodity price environment, with a diversified project inventory that provides exposure to oil, condensate and natural gas opportunities.

Our Canadian investment program is significantly oil-weighted.  In 2017, we expect to drill or participate in 19 (11.3 net) Mannville wells as well as complete 2.5 net wells and tie-in 6.0 net wells drilled in 2016.  Our Ellerslie condensate-focused Mannville program provides particularly attractive economics in the current commodity price environment.  Our Cardium light oil program includes nine (6.0 net) wells, with five (5.0 net) of those wells being operated.  We intend to drill or participate in 13 (11.3 net) Midale light oil wells in our Southeast Saskatchewan light oil play, as well as to complete and tie-in the four operated wells we drilled earlier in 2016.

In the United States, we expect to drill and complete three (3.0 net) wells targeting the light oil Turner Sand in the Powder River Basin of Wyoming.

Australia

Following our successful 2015 and 2016 drilling campaigns, we do not expect to drill any additional wells in Australia until 2019.  Our 2017 E&D budget of $30 million for Australia will focus on adding value through asset optimization and targeted proactive maintenance.  Approximately 50% of our budgeted E&D capital program for 2017 is allocated to further improving and debottlenecking our fluid handling capability on the Wandoo B platform.  Once completed, we expect that this infrastructure enhancement will allow us to increase oil production on the platform by 600 to 700 bbls/d to help offset natural decline and maintain steady production.  The balance of our budget will support a refurbishment campaign that will further extend the life of our Australian assets while reducing future repair and maintenance expenditures.

Capital Expenditures by Country

Country	2017 Budget* ($MM)	2016 Estimate ($MM)	2017 vs. 2016 % Change	2017 Net Wells	2016 Net Wells
Canada	108	59	83%	28.6	16.2
France	69	66	5%	4.0	4.0
Netherlands	46	24	92%	2.0	0.9
Germany	18	4	350%	0.3	-
Australia	30	63	(52%)	-	2.0
USA	16	13	23%	3.0	-
Ireland	2	9	(78%)	-	-
Central and Eastern Europe	6	2	200%	-	-
Total E&D Capital Expenditures	295	240	23%	37.9	23.1

Development Capital by Category

Category	2017 Budget* ($MM)	2016 Estimate ($MM)	2017 vs. 2016 % Change
Drilling, completion, new well equipment and tie-in, workovers and recompletions	175	160	9%
Production equipment and facilities	70	50	40%
Seismic, studies, land and other	50	30	67%
Total E&D Capital Expenditures	295	240	23%
* 2017 Budget reflects foreign exchange assumptions of USD/CAD 1.32, CAD/EUR 1.48 and CAD/AUD 0.99.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows providing additional certainty with regards to the execution of our capital program.  We currently have 33% of our expected net-of-royalty production hedged for 2017, including 50% of anticipated European natural gas volumes and 49% of anticipated North American gas volumes.  We will continue to hedge into the 2017 and 2018 periods as suitable opportunities arise.

For additional information on our current hedge position, please visit our website at http://www.vermilionenergy.com/ir/hedging.cfm.

ORGANIZATIONAL UPDATE

Vermilion is pleased to announce the appointment of Mr. Robert Michaleski to our Board of Directors effective October 3, 2016.

Mr. Michaleski brings over 30 years of experience in various senior management and executive capacities at Pembina Pipeline Corporation. He has overseen Pembina's transformation from an Alberta-based oil pipeline company into one of North America's leading integrated energy transportation and midstream services companies. When he took over leadership, Pembina's total enterprise value was $450 million and, when he retired in 2013, it was over $12.5 billion. He was Chief Executive Officer from 2000 to 2013 and also President from 2000 to 2012. He was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He has been a Director of Pembina since 2000, a Director of Essential Energy Services Ltd. since 2012, and a Director of Coril Holdings Ltd. since 2003. A proud supporter of the community, Mr. Michaleski provides his leadership to United Way of Calgary and Area serving as co-chair of the General Oil and Gas Division since 2010 and a Director since 2013. Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

We look forward to the contributions that Mr. Michaleski will make to our Board of Directors and to the ongoing success of Vermilion.

GUIDANCE

On November 9, 2015 we announced preliminary 2016 capital expenditure guidance of $350 million and production guidance of between 63,000-65,000 boe/d.  On January 5, 2016, in response to the continued weakness in commodity prices we reduced our 2016 capital expenditure guidance to $285 million with corresponding production guidance of 62,500-63,500 boe/d.  On February 29, 2016, we further revised our 2016 capital expenditure guidance to $235 million as a result of continued commodity price deterioration.  We maintained our production guidance of 62,500-63,500 boe/d.  The February 29, 2016 reduction primarily reflected lower expected non-operated drilling activity in Canada, fewer workovers in France, and a deferral of our Netherlands pipeline twinning program.  On August 8, 2016, we modestly increased our 2016 capital expenditure guidance to $240 million with the reinstatement of a four-well drilling program in the Champotran field in France and added drilling activity in Canada, partially offset by capital cost savings achieved to date.

We released our 2017 capital budget and related guidance concurrent with the release of our Q3 2016 results.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2016 Guidance
2016 Guidance	November 9, 2015	350	63,000 to 65,000
2016 Guidance	January 5, 2016	285	62,500 to 63,500
2016 Guidance	February 29, 2016	235	62,500 to 63,500
2016 Guidance	August 8, 2016	240	62,500 to 63,500
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, October 31, 2016 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 86185996.  The replay will be available until midnight mountain time on November 7, 2016.

You may also listen to the audio webcast by clicking  http://event.on24.com/r.htm?e=1271561&s=1&k=AEF031F136D078731757071F156C8DC9 or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

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About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas project in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

PDF available at: http://stream1.newswire.ca/media/2016/10/31/20161031_C3404_PDF_EN_807294.pdf

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 31-OCT-16